UBS Financial Services Incorporated of Puerto Rico

Statement of Financial Condition

December 31, 2020
(Amounts in thousands of dollars)

Assets

Cash	$ 3,113
Securities and cash segregated and on deposit for federal and other regulations	3,231
Financial instruments owned, at fair value	8,752
Securities purchased under agreements to resell	303,631
Receivables:	
Clients (net of allowance for doubtful accounts)	42,520
Interest	77
Fees and other	105
Receivables from affiliated companies	4,492
Office equipment and leasehold improvements, net of accumulated depreciation and amortization of $14,998	726
Other assets	599
Total assets	$ 367,246

Liabilities and stockholder's equity

Financial instruments sold, not yet purchased, at fair value	$ 1,437
Taxes Payable	589
Interest Payable	66
Payable to clients	18
Other liabilities and accrued expenses	159,764
Accrued compensation and benefits	1,511
Payables to affiliated companies	509
	163,894
Subordinated liabilities	150,000
Stockholder's equity:	
Common stock (10,000 shares authorized, 1,000 issued and outstanding; $1 par value)	1
Additional paid-in capital	1,438,890
Accumulated deficit	(1,385,539)
Total stockholder's equity	53,352
Total liabilities and stockholder's equity	$ 367,246

See accompanying notes.